FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: November 18, 2004	By: "Fred George" Fred George President

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2	Date of Material Change

November 11, 2004

Item 3	3 News Release

The press release attached as Schedule A was released over Canada NewsWire on November 11, 2004.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel:  902-468-0614

Item 9	Date of Report

November 11, 2004

Gammon/Press Release/MCR Nov 11 – 2004

SCHEDULE A

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE 09-2004	November 11, 2004

GAMMON LAKE RESOURCES INC. ANNOUNCES COMPLETION OF
BANKABLE FEASIBILITY STUDY FOR PHASE ONE OF
THE OCAMPO GOLD-SILVER PROJECT

Independent Study Demonstrates Extremely Robust Economic Potential with
Annual Production of 170,000 Ounces of Gold and 6.2-Million Ounces of Silver
and an IRR of 65%.

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the completion of a Bankable Feasibility Study for the Phase One development of the Company’s 100%-owned Ocampo Gold-Silver Project located in Chihuahua, Mexico. The feasibility study was prepared by Kappes, Cassiday & Associates (KCA), of Reno, Nevada and incorporates an independent report on mineral resources and ore reserves prepared by MINTEC Inc., of Tucson, Arizona.

The first phase of the project involves the development of an open-pit and underground mining operation. Based on detailed mine planning as part of the feasibility study MINTEC Inc. has calculated proven and probable mineral reserves in the Open-Pit Area amounting to 1.43-million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area. AST Mining of Sudbury, Ontario, developed the mine plan for the underground reserves.

Economic Analysis and Study Parameters
The following table summarizes the economic parameters of the KCA study. All dollar values are in US currency.

Parameters	Phase 1 (7-years)

Average Annual Production (gold-equivalent oz.)	270,000 oz.

Undiscounted Cumulative Net Cash Flow (pre tax)	$359-million

Undiscounted Cumulative Net Cash Flow (after tax)	$258-million

Net Present Value discounted at 5% (pre tax)	$270-million

Internal Rate of Return (pre tax)	65%

Internal Rate of Return (after tax)	52%

Cash Cost per gold-equivalent oz	$151.74

Pre Production Capital Cost	$104-million

Payback	1.6 years

The table below is a summary of the key parameters used in the KCA study:

Parameters	Open-Pit Project		Northeast Underground Project

Phase 1 Mine Plan	7 years		6 years

Phase 1 Mine Plan	11,400 tpd (5:1 strip ratio)		1,500 tpd

Average Gold Grade	high-grade ore 1.67	low-grade 0.27	4.51

Average Silver Grade	high-grade ore 62	low-grade 8	240

Gold Recovery	high-grade 87%	low-grade 77%	96%

Average Silver Grade	high-grade 72%	low-grade 46%	93%

Mining and Processing Costs per tonne	$5.71		$25.59

Price of Gold	$400

Price of Silver	$6.50

* The optimized pit is designed around high-grade ore. High-grade ore is subject to primary, secondary and tertiary crushing. Low-grade ore receives only primary and secondary crushing, and therefore has a lower processing cost associated with it. The low-grade ore is material that must be moved in order to mine the high-grade ore.

Sensitivity Analysis
The feasibility study included a sensitivity analysis outlining the effects of changes in the gold and silver price. The results of the analysis for the first phase of mining at Ocampo are presented below.

Sensitivity Analysis 7 year Phase 1 Mine Plan	Gold $350/oz Silver $5.70/oz	Gold $400/oz Silver $6.50/oz	Gold $450/oz Silver $7.30/oz

Payback		1.6 years

Pre Tax Net Annual Cash Inflow	$51-million	$65-million	$99-million

Internal Rate of Return (pre tax)	49%	65%	80%

NPV 0% Discount Rate (pre tax)	$265-million	$359-million	$454-million

NPV 5% Discount Rate (per tax)	$195-million	$270-million	$346-million

This first phase of mining at Ocampo has defined reserves for the first 7 years of the mine life. These reserves are based on data from drilling completed up until June 10, 2004. Phase One development at Ocampo will be followed by a considerably expanded Phase Two development plan, incorporating a potentially much larger resource into development plans than is indicated in Phase One. To date, the Ocampo deposits are defined by 980 drill holes for a total of more than 166,000-metres of drilling. In addition to proven and probable reserves and measured and indicated resources, the Ocampo project contains more than 4.5-million ounces in the inferred category. Since June, Gammon Lake has continued to implement an aggressive exploration program at the Ocampo Project. A total of eight drill rigs are operating around the clock adjacent to the Open-Pit Area and in the Northeast Underground Area, with exploration efforts focused on upgrading this resource and converting more measured and indicated resources to reserves in the near term. Gammon Lake expects to complete a revised resource and reserve calculation prior to commencement of production incorporating a sizable amount of data from exploration since June 2004. This is expected to result in a significant expansion of reserves.

Ocampo Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes (000's)	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent

Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000

Open-Pit Area	High-Grade	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000
	Open-Pit

	Low-Grade	0.27	8	0.40	16,323	142,000	4,199,000	210,000
	Open-Pit

Total Ocampo		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000
Proven & Probable

Underground cut off 3.0 g/t
Open Pit High Grade cut off 0.6 g/t eAu
Open Pit Low Grade cut off 0.2 g/t Au
Au :Ag = 61.54, based on $400/oz gold, $6.50/oz silver

Mine production is expected to commence in the first quarter of 2006 at a rate of 11,400 tonnes per day from the Open-Pit Area and 1,500 tonnes per day from the Northeast Underground Area. Mine production will average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

Project Outlook
Reserves reported in this release are based on data collected from drilling only up until June 10, 2004. Since then Gammon has completed in excess of 36,900-metres of drilling in more than 187 holes and drilling continues, 24 hours a day, seven days a week at the Project. Exploration efforts are focused on converting measured and indicated resources to reserves and upgrading inferred resources, as well as defining new exploration targets to expand the project resource. Approximately 50% of drilling is completed from underground drill stations. This is facilitated by the ongoing construction of under-ground development in ramps and tunnels. To date, Gammon Lake has completed 4-kilometres of underground development, construction of underground mine facilities and construction of an underground maintenance facility.

With the Bankable Feasibility Study complete, Gammon Lake is now investigating options for project financing. It is expected that site preparation for mill and heap-leach construction will begin in January 2005, enabling production from Ocampo to commence by the first quarter of 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

Mr.     Dan Kappes, P.E. in Mining and Metallurgy, of Kappes, Cassiday and Associates (KCA) is the Qualified Person responsible for all technical data reported in this news release. MINTEC Inc. completed resource and reserve calculations, and mine planning and scheduling for the Open-Pit Project Area. John Thornton and Abdullah Arik were Qualified Persons for the Mintec work. AST Mining completed mine planning for the Northeast Underground Project Area.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer at (902) 468-0614. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT
No Stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.